







Brian Mac Mahon · 2nd

Expert DOJO

Head Honcho at Expert DOJO, the most active startup accelerator in Southern California.

Santa Monica, California, United States ·

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500+ connections

24 mutual connections: Davina Kaonohi, Tatiana Mulry, and 22 others

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Providing services
Business Consulting, Training, Negotiation, Leadership Development, and Te...
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Featured

For Expert Dojo, investing in @Qura
And during the coronavirus pandem
🙏! Say Goodbye to groceries list, in
supermarket lines and Hello to more

12

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15,965 followers

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Experience



Head Honcho

Expert DOJO

Jan 2014 – Present · 7 yrs 8 mos

Santa Monica, California

Expert DOJO is the fastest growing accelerator in Southern California based in Santa Monica. We help early-stage startups through investment, foundation, showcasing, influence and community.
Since 2014, we have worked with over 500 startups to accelerate their growth and success. Entrepreneurs love Expert DOJO and the power of our startup community. All entrepreneurs in our programs have agreed to sup ...see more

CEO

Pay it Forward Labs

Jan 2011 – Mar 2014 · 3 yrs 3 mos

Santa Monica, California

Pay it Forward Labs was the origin of Expert DOJO. We started a mentorship group for entrepreneurs everywhere to help predict business pitfalls before they happened and help each other avoid them. The success of Pay it Forw ...see more



Owner

Your Office Agent

Aug 2009 – Jan 2013 · 3 yrs 6 mos

Los Angeles

Your Office Agent is an innovative Workplace Marketplace helping small, medium and large sized businesses find their ideal workspace. We provide our customers with a

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Consultant

Regus

Jan 1999 – Aug 2009 · 10 yrs 8 mos

Global

I worked in over 35 countries over my 12 years with Regus
covering every growth need they had from setting up new
markets to training VP level management in established
markets. I had the privilege of working with the CE ...see more



